[GRAPHIC OMITTED] AHOLD                                       First Quarter 2006
                                                                   June 21, 2006

                                                                EARNINGS RELEASE

Q1 2006 HIGHLIGHTS

o     Pre-tax income doubles to EUR 316 million

o Operating income of EUR 455 million (including real estate gains of EUR 66 million) up 31.5%

o     U.S. Foodservice operating margin increases from 0.4% to 1.4%

--------------------------------------------------------------------------------

Amsterdam, the Netherlands, June 21, 2006 - Ahold today published its interim financial report for the first quarter of 2006. Anders Moberg, President and CEO of Ahold, said today: "In the first quarter, retail performance was mixed. We saw encouraging retail performance from Albert Heijn, Giant-Carlisle and ICA. The competitive environment continued to be challenging for Stop & Shop / Giant-Landover and conditions remained difficult in Central Europe and at Tops, especially in North East Ohio. U.S. Foodservice performed well as the new strategy takes effect. At the Stop & Shop / Giant-Landover Arena, work continued towards the progressive implementation of its value improvement program later this year. At a group level, the review of underperforming assets and the strategic review to drive and fund identical sales volume growth across our global retail businesses have started and will be completed in the fall."

FINANCIAL PERFORMANCE

FIRST QUARTER 2006
Net sales were EUR 14.1 billion, an increase of 8.6% compared with Q1 2005. Net sales, excluding currency impact, increased by 2.1%.

Operating income increased by EUR 109 million (31.5%) to EUR 455 million (including gains on the sale of property, plant and equipment of EUR 66 million and impairments of non-current assets of EUR 17 million). Retail operating income was up EUR 44 million (11.6%) to EUR 424 million, an operating margin of 4.6%. U.S. Foodservice operating income was up EUR 50 million to EUR 66 million, an operating margin of 1.4%, and Group Support Office costs fell by EUR 15 million to EUR 35 million.

Income before tax increased by EUR 156 million to EUR 316 million, reflecting increased net sales, improved operating income, reduced financing costs, and improved net income from joint ventures and associates. Net income attributable to common shareholders increased by EUR 102 million (76.1%) to EUR 236 million.

Net debt increased in the quarter by EUR 170 million to EUR 5.7 billion as the reduction in cash balances more than offset gross debt reductions of EUR 200 million. The cash balance reduction of EUR 370 million was primarily due to the first payment of EUR 536 million relating to the class action settlement (final cash payment due in December).

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL&GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE STOP & SHOP TOPS
US FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006018                                                            www.ahold.com

[GRAPHIC OMITTED] AHOLD                                       First Quarter 2006
                                                                   June 21, 2006

                                                                EARNINGS RELEASE

Q1 2006 PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
Net sales of $5 billion fell by 0.8% compared with the same period last year. Identical sales fell by 1.3% at Stop & Shop (2.2% excluding gasoline net sales) and by 2.5% at Giant-Landover. Operating income was $283 million or 5.7% of net sales, down $24 million as pressure on margins continued due to higher utility and fuel costs, and their impact on consumer behavior.

GIANT-CARLISLE / TOPS
Net sales of $1.8 billion fell by 5.6% compared with the same period last year, but increased by 2.2% excluding the impact of stores divested in 2005. Identical sales at Giant-Carlisle increased by 2.9% (1.5% excluding gasoline net sales) and at Tops fell by 6.5% (7.3% excluding gasoline net sales). Operating income at $49 million was down $2 million compared with the same period last year. Performance across the arena continued to vary significantly with Tops in North East Ohio remaining weak.

ALBERT HEIJN
Net sales of EUR 2.1 billion increased by 4.8% compared with the same period last year, with identical sales of the Albert Heijn banner up 3%. Operating income, up 13.3% at EUR 102 million, or 4.9% of net sales, also improved due to a more selective approach to promotional activity and operational efficiency actions.

CENTRAL EUROPE
Net sales increased by 37.4% to EUR 558 million, reflecting a change of the reporting calendar, net growth of the store portfolio (including the acquisition of the Julius Meinl stores in the Czech Republic in Q3 2005 and the divestment of the large hypermarkets in Poland in Q1 2005) and currency impact. Identical sales for the arena fell 5.6%. Operating income was EUR 16 million although this included gains of EUR 41 million on real estate disposals; operating losses excluding gains on real estate disposals were slightly higher compared to the same period last year.

SCHUITEMA
Net sales increased by 1% to EUR 951 million. Operating income increased by 11.1% to EUR 30 million, an operating margin of 3.2%. The improvement in operating income came primarily from procurement efficiencies and the non-repetition of last year's impairment losses, partially offset by increased marketing spend.

U.S. FOODSERVICE
Net sales increased by 3.8% to $5.8 billion, despite the exit of the Sofco business in the third quarter of 2005. Operating income increased to $80 million from $22 million for the same period last year, due to improvements in both net sales and margins.

Net sales at its Broadline company increased by 3.9% to $5.1 billion. Operating income increased to $87 million (operating margin of 1.7%) compared to $26 million for the same period last year, due to higher volumes and administrative expense reductions that more than offset unfavorable fuel costs. Additionally, approximately $20 million of the improvement relates to annual vendor allowances that were previously principally recognized in the fourth quarter.

Net sales at North Star Foodservice increased by 3.6% to $747 million. Operating loss increased to $7 million from $4 million for the same period last year. Improvements in gross profit margins and productivity did not fully offset the year over year increases in fuel costs.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
Net sales increased by 1% (2.3% excluding currency impact). The share in net income of joint ventures and associates increased by 30.8% to EUR 34 million, mainly attributable to improved margins and increased net sales at ICA Sweden and a gain on the sale of a shopping center at ICA Norway. Ahold's share of ICA's net income rose 45% to EUR 29 million.

Ahold Press Office: +31 (0)20 509 5343

                                 2                                 www.ahold.com

[GRAPHIC OMITTED] AHOLD                                       First Quarter 2006
                                                                   June 21, 2006

                                                                EARNINGS RELEASE

OTHER INFORMATION

Non-GAAP financial measures:

o Net sales excluding currency impact. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average currency exchange rates for the first quarter of 2006 in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

o Identical sales excluding net sales of gasoline. Because gasoline prices have recently experienced a higher rate of inflation than food prices, management believes that by excluding net sales of gasoline, this measure provides a better insight into the recent positive effect of net sales of gasoline on identical sales.

o Net sales excluding the impact of divested stores. Management believes that by excluding certain divested stores, this measure provides a better insight into the operating performance and results of the business segment.

o Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

o Operating income (loss) excluding gains on real estate disposals. Management believes that by excluding certain gains on real estate disposals, this measure provides a better insight into the operating performance and results of the business segment.

This earnings release should be read in conjunction with Ahold's interim financial report for the first quarter of 2006, which is available on www.ahold.com. This release contains certain non-GAAP financial measures, including net debt, which are further discussed in the interim financial report. The data provided in this earnings release are unaudited and are accounted for in accordance with IFRS.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's strategic initiatives, including the progress of U.S. Foodservice's new strategy, the expected timing of the implementation of the value improvement program in the Stop & Shop / Giant-Landover Arena and the progress and expected date of completion of the review of underperforming assets and the strategic review regarding Ahold's retail businesses; statements as to the expectations with respect to the settlement of the securities class action, including the amount of the settlement and the timing of the final cash payment thereof; and statements as to the expected impact of vendor allowances at U.S. Foodservice. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in Ahold's pricing policies and product offering and other strategies, Ahold's ability to implement and complete successfully its plans and strategies, including operational improvements and systems, and to meet its targets, including expected benefits, or delays or additional costs encountered in connection with their implementation or achievement, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of Ahold's employees to operational and other changes in the working environment, the costs or other results of pending investigations or legal proceedings, actions of courts, government agencies and third-parties and Ahold's ability to defend itself against such actions, the risk that court approval of the settlement of the securities class action will be successfully reversed on appeal or that a request for reconsideration will be granted, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, including their acceptance of the settlement, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to customers on a timely basis, the ability to recruit and retain key personnel, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                 3                                 www.ahold.com

                             KONINKLIJKE AHOLD N.V.



                                     INTERIM
                                FINANCIAL REPORT

                               First quarter 2006
                       (January 2, 2006 - April 23, 2006)







     Amsterdam, June 21, 2006

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONTENTS

Condensed consolidated interim financial statements .......................... 3

     Consolidated interim statements of operations ........................... 3

     Consolidated interim statements of recognized income and expense ........ 4

     Consolidated interim balance sheets ..................................... 5

     Consolidated interim statements of cash flows ........................... 7

     Notes to the condensed consolidated interim financial statements ........ 8

Other financial and operating information ................................... 17

Use of non-GAAP financial measures .......................................... 19

Forward-looking statements notice ........................................... 21

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
Euros in millions, except per share data
(Unaudited)

                                                              Note     Q1 2006      Q1 2005
                                                             ------   ---------   ----------
Net sales                                                         3      14,079       12,968
Cost of sales                                                     6     (11,137)     (10,281)
                                                             ------   ---------   ----------
Gross profit                                                              2,942        2,687
                                                             ======   =========   ==========
Operating expenses
Selling expenses                                                         (2,064)      (1,899)
General and administrative expenses                            4, 5        (423)        (442)
                                                             ------   ---------   ----------
Total operating expenses                                          6      (2,487)      (2,341)
                                                             ------   ---------   ----------
Operating income                                                  3         455          346
                                                             ======   =========   ==========
Net financial expense
Interest income                                                              15           29
Interest expense                                                  7        (177)        (222)
Gains (losses) on foreign exchange                                          (11)         (19)
                                                             ------   ---------   ----------
Net financial expense                                                      (173)        (212)

Share in net income of joint ventures and associates              8          34           26
                                                             ------   ---------   ----------
Income before income taxes                                                  316          160

                                                             ======   =========   ==========

Income taxes                                                      9         (72)         (35)
                                                             ------   ---------   ----------
Income from continuing operations                                           244          125
                                                             ======   =========   ==========

Income from discontinued operations - net of income taxes        10          (1)          14
                                                             ------   ---------   ----------
Net income                                                                  243          139
                                                             ======   =========   ==========
Attributable to:
  Common shareholders of Ahold                                              236          134
  Minority interests                                                          7            5
                                                             ------   ---------   ----------
Net income                                                                  243          139
                                                             ======   =========   ==========

Net income per share attributable to common shareholders
    basic                                                                  0.15         0.09
    diluted                                                                0.15         0.09
Weighted average number of common shares outstanding (x 1,000)
    basic                                                             1,555,325    1,554,264
    diluted                                                           1,655,974    1,554,811

Average USD exchange rate (euro per U.S. dollar)                         0.8287       0.7651

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
Euros in millions
(Unaudited)


                                                                           Q1 2006   Q1 2005
                                                                           -------   -------
Net income                                                                     243       139

Exchange rate differences in foreign interests                                (209)      140
Recognition of cumulative translation differences related to divestments         -        23
Gains (losses) on cash flow hedges - net                                        24       (16)
                                                                           -------   -------
Income (expense) recognized directly in equity                                (185)      147
                                                                           -------   -------
Total recognized income and expense                                             58       286
                                                                           =======   =======
Attributable to:
  Common shareholders of Ahold                                                  51       281
  Minority interests                                                             7         5
                                                                           -------   -------
Total recognized income and expense                                             58       286
                                                                           =======   =======

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS
Euros in millions
(Unaudited)

                                                         APRIL 23,   JANUARY 1,
                                                Note        2006         2006
                                                ------   ---------   ----------
ASSETS
Non-current assets
Property, plant and equipment                                7,260        7,487
Investment property                                            446          456
Goodwill                                                     2,183        2,263
Other intangible assets                                        492          536
Investments in joint ventures and associates                   826          799
Deferred tax assets                                            569          638
Other financial assets                                         424          429
                                                         ---------   ----------
Total non-current assets                                    12,200       12,608
                                                         ---------   ----------
Current assets
Inventories                                                  2,277        2,376
Income taxes receivable                                        127          159
Receivables                                                  2,075        2,304
Other current assets                                           159          207
Cash and cash equivalents                         12         1,858        2,228
Assets held for sale                                            19          123
                                                         ---------   ----------
Total current assets                                         6,515        7,397
                                                         ---------   ----------
Total assets                                                18,715       20,005
                                                         =========   ==========

End of period USD exchange rate (euro per U.S. dollar)      0.8103       0.8444

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
Euros in millions
(Unaudited)

                                                                       APRIL 23,   JANUARY 1,
                                                               Note      2006        2006
                                                              ------   ---------   ----------
GROUP EQUITY AND LIABILITIES

Equity attributable to common shareholders of Ahold                        4,710        4,651
Minority interests                                                            65           64
                                                                       ---------   ----------
Group equity                                                               4,775        4,715
                                                                       ---------   ----------
Non-current liabilities
Pensions and other retirement benefits                                       553          604
Deferred tax liabilities                                                      59           58
Provisions                                                                   528          536
Loans                                                                      4,753        4,867
Finance lease liabilities                                                  1,291        1,298
Cumulative preferred financing shares                                        666          666
Other non-current liabilities                                                384          380
                                                                       ---------   ----------
Total non-current liabilities                                              8,234        8,409
                                                                       ---------   ----------
Current liabilities
Provisions                                                        11         571        1,230
Loans, short-term borrowings and finance lease liabilities                   838          917
Income taxes payable                                                          17            5
Payroll taxes, social security and VAT                                       196          159
Accounts payable                                                           2,890        3,206
Accrued expenses                                                             700          799
Other current liabilities                                                    494          549
Liabilities related to assets held for sale                                    -           16
                                                                       ---------   ----------
Total current liabilities                                                  5,706        6,881
                                                                       ---------   ----------
Total group equity and liabilities                                        18,715       20,005
                                                                       =========   ==========

End of period USD exchange rate (euro per U.S. dollar)                    0.8103       0.8444

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Euros in millions
(Unaudited)

                                                                   Note    Q1 2006   Q1 2005
                                                                  ------   -------   -------
Cash flows from operating activities
Cash generated from operations, before class action settlement                 409       391
Class action settlement, net of insurance proceeds                            (536)        -
                                                                           -------   -------
Cash generated from operations                                        12      (127)      391
Income taxes (paid) received                                                    14       (37)
                                                                           -------   -------
Operating cash flows from continuing operations                               (113)      354
Operating cash flows from discontinued operations                                -       (20)
                                                                           -------   -------
Net cash from operating activities                                            (113)      334

Cash flows from investing activities
Purchase of property, plant and equipment and other
intangible assets                                                             (282)     (214)
Divestments of property, plant and equipment and other
intangible assets                                                              206        54
Acquisition of interests in joint ventures and associates                        -        (4)
Dividends from joint ventures and associates                                    11        17
Divestment of subsidiaries, net of cash divested                                58       614
Interest received                                                               19        31
Issuance of loans receivable                                                    (7)        -
Repayment of loans receivable                                                    7        10
                                                                           -------   -------
Investing cash flows from continuing operations                                 12       508
Investing cash flows from discontinued operations                                -         4
                                                                           -------   -------
Net cash from investing activities                                              12       512

Cash flows from financing activities
Interest paid                                                                 (121)     (122)
Change in minority interests                                                    (6)       (7)
Proceeds from loans                                                             10         8
Repayments of loans                                                            (27)      (40)
Changes in derivatives                                                         (11)        2
Payments of finance lease liabilities                                          (18)      (23)
Change in short-term borrowings                                                (59)       30
                                                                           -------   -------
Financing cash flows from continuing operations                               (232)     (152)
Financing cash flows from discontinued operations                                -        (6)
                                                                           -------   -------
Net cash from financing activities                                            (232)     (158)
                                                                           -------   -------
Net cash from operating, investing and financing activities           12      (333)      688
                                                                           =======   =======

Average USD exchange rate (euro per U.S. dollar)                            0.8287    0.7651

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 12.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Euros in millions, unless otherwise stated

1    THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets and foodservice businesses in the U.S. and Europe. In addition to Ahold's principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these condensed consolidated interim financial statements (hereafter "interim financial statements") is unaudited.

2    ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies applied in these interim financial statements are consistent with those applied in 2005, except that rental costs associated with operating leases that are incurred during a construction period are expensed as of 2006. Ahold is in the process of evaluating the cumulative impact of the adoption of the new accounting policies, as described in the 2005 consolidated financial statements, and will recognize this impact once the evaluation is finalized. IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). For information on the principal differences between IFRS and US GAAP relevant to Ahold, see note 37 to the 2005 consolidated financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with the first quarter of 2006 comprising 16 weeks and ending on April 23, 2006 (first quarter of 2005: 16 weeks ending on April 24, 2005). U.S. Foodservice's reporting calendar is based on four quarters each consisting of three periods of respectively 5, 4 and 4 weeks (first quarter comprises 13 weeks). A proportionate part (3/5th) of U.S. Foodservice's reported results for U.S. Foodservice's period 4 is included in these interim financial statements, resulting in a first quarter included in these interim financial statements that contains the same number of weeks compared to the first quarter of Ahold.

The financial year of Ahold's unconsolidated joint ventures and associates ICA AB ("ICA") and Jeronimo Martins Retail ("JMR") corresponds to the calendar year and ends on December 31. Any significant transactions and/or events between the quarter-end of a joint venture or associate and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

As of the first quarter of 2006, the reporting calendar of the Central Europe Arena has been changed from a calendar year to 13 periods of four weeks, to be aligned with Ahold's reporting calendar. Comparative figures have not been adjusted. Consequently, the first quarter of 2006 contains 16 weeks whereas the first quarter of 2005 contained three months.

Euro equivalents of foreign currency amounts stated in the notes to these interim financial statements are determined using historical rates for settled items and closing rates for items still to be settled as of April 23, 2006.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

3    SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain ten business segments. In addition Ahold's Group Support Office is presented as a separate segment. As of the first quarter of 2006 U.S. Foodservice contains two business segments, following U.S. Foodservice's new strategy that was announced on November 29, 2005. For a description of the activities of these business segments, see Ahold's 2005 annual report. Furthermore, Ahold's self-insurance subsidiaries in the U.S. have now been included in the Group Support Office segment, whereas previously they were included in the Stop & Shop/Giant-Landover segment. Prior period segment information presented for comparative purposes has been adjusted accordingly.


SEGMENT                            SIGNIFICANT OPERATIONS INCLUDED IN THE SEGMENT
--------------------------------   -----------------------------------------------------------
Retail
Stop & Shop/Giant-Landover Arena   Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena          Giant-Carlisle and Tops
BI-LO/Bruno's Arena                BI-LO and Bruno's(1)
Albert Heijn Arena                 Albert Heijn, Etos, Gall & Gall and Ahold Coffee Company
Central Europe Arena               Czech Republic, Poland and Slovakia
Schuitema                          Schuitema (73.2%)
Other retail                       South America(2) and the unconsolidated joint ventures and associates ICA (60%), JMR (49%), Bodegas Williams & Humbert
                                   ("W&H") (50%)(3) and Paiz Ahold (50%)(4)

Foodservice
USF Broadline                      USF Broadline
North Star Foodservice             North Star Foodservice
Deli XL                            Deli XL(5)

Group Support Office               Corporate staff (the Netherlands, Switzerland and the U.S.)

     ----------
     1.   Ahold sold BI-LO and Bruno's in January 2005.
     2. Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not yet been completed.
     3.   Ahold completed the sale of its 50% interest in W&H in May 2005.
     4. Ahold completed the sale of its 50% interest in Paiz Ahold in September 2005. Paiz Ahold held a 66.7% stake in CARHCO.
     5.   Ahold completed the sale of Deli XL in September 2005.

NET SALES
Net sales per segment are as follows:

                                        Q1 2006    Q1 2005     % CHANGE
                                        -------    --------    --------
Stop & Shop/Giant-Landover Arena          4,135       3,848         7.5%
Giant-Carlisle/Tops Arena                 1,524       1,491         2.2%
Albert Heijn Arena                        2,099       2,003         4.8%
Central Europe Arena(1)                     558         406        37.4%
Schuitema                                   951         942         1.0%
                                        -------    --------    --------
Total retail                              9,267       8,690         6.6%

USF Broadline                             4,193       3,727        12.5%
North Star Foodservice                      619         551        12.3%
                                        -------    --------    --------
U.S. Foodservice                          4,812       4,278        12.5%
                                        -------    --------    --------
Ahold Group                              14,079      12,968         8.6%
                                        =======    ========    ========

     1. Effective Q1 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, the first quarter of 2006 contains 16 weeks whereas the first quarter of 2005 contains three months. Pro forma net sales for the first quarter of 2005 containing 16 weeks are EUR 505.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

                                            Q1 2006   Q1 2005   % CHANGE
                                            -------   -------   --------
Stop & Shop/Giant-Landover Arena              4,990     5,030       (0.8)%
Giant-Carlisle/Tops Arena                     1,839     1,949       (5.6)%

USF Broadline                                 5,060     4,871        3.9%
North Star Foodservice                          747       721        3.6%
                                            -------   -------   --------
U.S. Foodservice                              5,807     5,592        3.8%
                                            -------   -------   --------
Net sales of U.S. segments in USD            12,636    12,571

Average USD exchange rate (euro per U.S.
dollar)                                      0.8287    0.7651        8.3%
                                            -------   -------   --------
Net sales of U.S. segments in EUR            10,471     9,617
                                            =======   =======

Net sales of Ahold's unconsolidated joint ventures and associates (mainly consisting of ICA and JMR) amounted to EUR 2,231 (first quarter of 2005: EUR 2,209).

OPERATING INCOME
Operating income (loss) per segment is as follows:

                                             Q1 2006   Q1 2005   % CHANGE
                                             -------   -------   --------
Stop & Shop/Giant-Landover Arena                235       235        0.0%
Giant-Carlisle/Tops Arena                        41        40        2.5%
Albert Heijn Arena                              102        90       13.3%
Central Europe Arena(1)                          16       (12)     233.3%
Schuitema                                        30        27       11.1%
                                             -------   -------   --------
Total retail                                    424       380       11.6%

USF Broadline                                    72        20      260.0%
North Star Foodservice                           (6)       (4)     (50.0)%
                                             -------   -------   --------
U.S. Foodservice                                 66        16      312.5%

Group Support Office                            (35)      (50)      30.0%
                                             -------   -------   --------
Ahold Group                                     455       346       31.5%
                                             =======   =======   ========

     1. Effective Q1 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, the first quarter of 2006 contains 16 weeks whereas the first quarter of 2005 contains three months.

Operating income of the Stop & Shop/Giant-Landover Arena was positively effected by USD 27 (EUR 23) resulting from a one-time benefit due to a negotiated plan amendment in other post-employment benefits. The sale of two distribution facilities in the Stop & Shop/Giant-Landover Arena resulted in a gain of USD 22 (EUR 18) in the first quarter of 2006. This was partially offset by restructuring and severance charges of USD 20 (EUR 17) related primarily to the closure of one of these facilities. Furthermore, impairment losses in the Stop & Shop/Giant-Landover Arena of USD 18 (EUR 15) were recognized. Operating income of the Stop & Shop/Giant-Landover Arena includes USD 6 (EUR 5) of rent expenses incurred during the construction of real estate that previously would have been capitalized. As stated in note 2, comparative figures have not yet been adjusted, since Ahold is still in the process of evaluating the cumulative impact of the adoption of this new accounting policy.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

The Central Europe Arena recognized a gain of EUR 41 on the sale of three shopping centers in Poland and the Czech Republic in the first quarter of 2006.

Operating income of USF Broadline includes approximately USD 20 (EUR 17) of annual vendor allowances that were previously principally recognized in the fourth quarter. The improvements in U.S. Foodservice's vendor allowance tracking processes allow for the recognition of these allowances based on purchasing activity over the course of the year. This positively impacts operating income in the first quarter of 2006 versus prior year.

Included in operating income are impairments and gains and losses on the sale of property, plant and equipment (including investment property). For an overview per segment, see notes 4 and 5 below.

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

                                            Q1 2006   Q1 2005   % CHANGE
                                            -------   -------   --------
Stop & Shop/Giant-Landover Arena                283       307       (7.8)%
Giant-Carlisle/Tops Arena                        49        51       (3.9)%

USF Broadline                                    87        26      234.6%
North Star Foodservice                           (7)       (4)     (75.0)%
                                            -------   -------   --------
U.S. Foodservice                                 80        22      263.6%
                                            -------   -------   --------
Operating income of U.S. segments in USD        412       380

Average USD exchange rate (euro per U.S.
dollar)                                      0.8287    0.7651        8.3%
                                            -------   -------   --------
Operating income of U.S. segments in EUR        342       291
                                            =======   =======

4    IMPAIRMENT OF NON-CURRENT ASSETS

General and administrative expenses include impairments of non-current assets. Impairments per segment are as follows:

                                                      Q1 2006    Q1 2005
                                                      -------    -------
Stop & Shop/Giant-Landover Arena                          (15)        (1)
Giant-Carlisle/Tops Arena                                   -          -
Albert Heijn Arena                                         (2)        (2)
Central Europe Arena                                        -         (2)
Schuitema                                                   -         (6)
                                                      -------    -------
Total retail                                              (17)       (11)

USF Broadline                                               -          -
North Star Foodservice                                      -          -
                                                      -------    -------
U.S. Foodservice                                            -          -
Group Support Office                                        -         (1)
                                                      -------    -------
Ahold Group                                               (17)       (12)
                                                      =======    =======

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

5    GAINS AND LOSSES ON THE SALE OF PROPERTY, PLANT AND EQUIPMENT(1)

General and administrative expenses include gains and losses on the sale of property, plant and equipment (including investment property). These gains and losses per segment are as follows:

                                                           Q1 2006    Q1 2005
                                                          --------   --------
Stop & Shop/Giant-Landover Arena                                19          -
Giant-Carlisle/Tops Arena                                        4          3
Albert Heijn Arena                                               2          1
Central Europe Arena                                            41          7
Schuitema                                                        -          1
                                                          --------   --------
Total retail                                                    66         12

USF Broadline                                                    -          1
North Star Foodservice                                           -          -
                                                          --------   --------
U.S. Foodservice                                                 -          1

Group Support Office                                             -          -
                                                          --------   --------
Ahold Group                                                     66         13
                                                          ========   ========

     1. For a discussion of significant gains and losses on the sale of property, plant and equipment, see note 3.

6    EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

                                                           Q1 2006    Q1 2005
                                                          --------   --------
Cost of product                                            (10,453)    (9,655)
Employee benefit expenses                                   (1,812)    (1,675)
Other store expenses                                          (676)      (645)
Depreciation, amortization and impairments                    (311)      (293)
Rent expense                                                  (210)      (181)
Other expenses                                                (162)      (173)

                                                          --------   --------
Total                                                      (13,624)   (12,622)
                                                          ========   ========

7    INTEREST EXPENSE

In the first quarter of 2005, Ahold recognized unamortized fees and other costs amounting to EUR 17 in interest expense as a result of the termination of Ahold's December 2003 credit facility.

8    SHARE IN NET INCOME OF JOINT VENTURES AND ASSOCIATES

                                                           Q1 2006    Q1 2005
                                                          --------   --------
ICA                                                             29         20
JMR                                                              5          6
                                                          --------   --------
Total                                                           34         26
                                                          ========   ========

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

9    INCOME TAXES

Ahold is subject to income taxes in several tax jurisdictions. Income tax for the first quarter of 2006 for each jurisdiction is accrued based on the estimated annual effective income tax rate for that jurisdiction, resulting in an average rate of 22.8% (first quarter of 2005: 21.9%).

10   DISCONTINUED OPERATIONS

Income (loss) from discontinued operations per segment, consisting of operational results from discontinued operations and result on divestments, is as follows:

BUSINESS SEGMENTS     DISCONTINUED OPERATIONS               Q1 2006   Q1 2005
-------------------------------------------------------   ---------   -------
BI-LO/Bruno's Arena   BI-LO and Bruno's                           -         6

Other retail          G. Barbosa and Paiz Ahold                   -         8

Deli XL               Deli XL                                     -         2

                                                          ---------   -------
Operational results from discontinued operations                  -        16

BI-LO/Bruno's Arena   BI-LO and Bruno's                           -         1

Other retail          G. Barbosa                                 (1)       (3)
                                                          ---------   -------
Result on divestments of discontinued operations                 (1)       (2)
                                                          ---------   -------
Income from discontinued operations - net of income taxes        (1)       14
                                                          =========   =======

Certain divestments or planned divestments do not meet the criteria of a discontinued operation under IFRS and are for that reason not included in the information on discontinued operations in this note. These divestments and planned divestments include, but are not limited to:

o 13 Hypernova hypermarkets in Poland (Central Europe segment) in the first quarter of 2005;
o Ahold's 50% interest in W&H (Other retail segment) and 198 convenience stores operating in the U.S. under the banners of Wilson Farms and Sugarcreek (Giant-Carlisle/Tops segment) in the second quarter of 2005;
o U.S. Foodservice's Sofco division (USF Broadline segment) in the third quarter of 2005;
o 31 stores of Tops located in eastern New York and the Adirondacks region of New York (Giant-Carlisle/Tops segment), of which 27 stores have been divested in the third and fourth quarter of 2005 and the first quarter of 2006 and four stores were not yet divested at the end of the first quarter of 2006; and
o three shopping centers located in Poland and the Czech Republic (Central Europe segment) in the first quarter of 2006.

11   PROVISIONS

In the first quarter of 2006, a payment of USD 733 (EUR 622 against hedged rates) was made to a settlement fund, from which the qualifying shares in the securities class action settlement will be paid. This payment represented two thirds of the settlement amount and was funded into escrow on January 11, 2006, following the preliminary approval by the United States District Court for the District of Maryland. The remaining one third, USD 367 (EUR 306 against hedged rates), will be funded into escrow within six months following final court approval of the settlement.

In addition, a payment of EUR 9 was made to the Vereniging van Effectenbezitters (the Dutch Shareholders' Association) in the first quarter of 2006, for facilitating the global settlement.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

Insurance proceeds of USD 112 (EUR 95 against hedged rates), which were included in receivables as of January 1, 2006, were received in the first quarter of 2006. These proceeds were used for the payment to the settlement fund.

12   CASH FLOW

The following table presents a reconciliation between operating income and cash generated from operations:

                                                                Q1 2006    Q1 2005
                                                               --------   --------
Operating income                                                    455        346
Adjustments for:
  Depreciation, amortization and impairments                        311        293
  Gain on disposal of assets and/or disposal
   groups of assets                                                 (66)       (13)
  Other                                                               7          6
                                                               --------   --------
Operating cash flow before changes in working capital               707        632

Changes in working capital:
  Receivables                                                         7         32
  Other current assets                                               42         13
  Inventories                                                        27         59
  Accounts payable                                                 (242)      (169)
  Current liabilities                                               (64)      (198)
  Restricted cash                                                    (5)        (2)
                                                               --------   --------
Total changes in working capital                                   (235)      (265)

Change in other non-current assets                                    1         22
Change in provisions, excluding class action settlement             (50)         7
Change in other non-current liabilities                             (14)        (5)
                                                               --------   --------
Total changes in non-current assets and liabilities                 (63)        24

Class action settlement, net of insurance proceeds                 (536)         -

                                                               --------   --------
Cash generated from operations                                     (127)       391
                                                               ========   ========

The following table presents a reconciliation between the cash from operating, investing and financing activities in the first quarter of 2006 and the cash and cash equivalents as presented in the balance sheet:

                                                                       Q1 2006
                                                                      --------
Cash and cash equivalents of continuing operations
 as of January 1, 2006                                                   2,228
Restricted cash                                                            (23)
Cash and cash equivalents related to discontinued operations                 -
                                                                      --------
Cash and cash equivalents as of January 1, 2006, including
 discontinued operations, excluding restricted cash                      2,205

Net cash from operating, investing and financing activities               (333)
Effect of exchange rate differences on cash and cash equivalents           (42)
Restricted cash                                                             28
Cash and cash equivalents related to discontinued operations                 -
                                                                      --------
Cash and cash equivalents of continuing operations
 as of April 23, 2006                                                    1,858
                                                                      ========

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

13   COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

U.S. SECURITIES CLASS ACTION
For information on the settlement in the securities class action, see note 14 below.

ARGENTINE TAX ASSESSMENT CLAIMS
On April 6, 2006 Ahold announced that the Argentine tax authorities have agreed to withdraw both the firm and preliminary tax claim against Disco S.A. for taxes allegedly owed in connection with Disco bond issues in 1998. The tax assessment, including penalties and interest, totaled approximately ARS 753 (EUR 210) at January 1, 2006. Under the terms of the share purchase agreement with Cencosud on the sale of Disco shares, Ahold was to indemnify Cencosud and Disco for the outcome of these tax assessment claims. Ahold has never taken a provision in connection with these claims, except for a certain amount in connection with the payment of legal fees.

D&O LITIGATION
In February 2003, Ahold and it subsidiaries had in place Director & Officer ("D&O") liability insurance coverage with combined limits of liability of USD 200 (EUR 162). Following the 2003 announcement that Ahold would restate its earnings, a number of insurance coverage disputes arose between Ahold and its D&O insurers, some of which led to litigation or arbitration. In 2004 and 2005 Ahold reached settlement with all but three of its excess D&O insurers, resulting in a 50% reduction of coverage limits.

In April 2006, Ahold reached settlement with one of those three excess D&O insurers, which resulted in Ahold receiving USD 1.5 (EUR 1.2). Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the two remaining excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these two insurers is approximately USD 21 (EUR 17).

A complete overview of commitments and contingencies as of January 1, 2006 is included in note 35 to Ahold's 2005 consolidated financial statements.

14   SUBSEQUENT EVENTS

ACQUISITION KONMAR STORES
On May 31, 2006 Ahold announced that Albert Heijn had entered into an asset purchase agreement to acquire 23 Konmar stores from Laurus, of which three franchise stores. Schuitema will acquire another six Konmar stores, including one franchise store. Albert Heijn and Schuitema will pay a combined price of EUR 110 in cash for the stores. The sale is subject to certain conditions, including works council, landlord and Laurus shareholder approval. The final transfer of the stores to Albert Heijn and Schuitema is subject to regulatory approval. The transaction is expected to close in the fourth quarter of 2006.

SALE OF ICA MENY
On June 16, 2006 ICA announced that it had reached an agreement on the sale of ICA Meny, its foodservice subsidiary with 2005 net sales of SEK 5,778 (EUR 624). The sale results in a gain on divestment for ICA of approximately SEK 360 (EUR
38) and is subject to regulatory approval. Ahold owns a 60% interest in ICA.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

U.S. SECURITIES CLASS ACTION
On June 17, 2006 Ahold announced that the United States District Court for the District of Maryland, had entered a final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation."

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

OTHER FINANCIAL AND OPERATING INFORMATION

IDENTICAL / COMPARABLE SALES GROWTH (% YEAR OVER YEAR)

                                                           Q1 2006
                                                -----------------------------
                                                IDENTICAL(1)    COMPARABLE(2)
                                                ------------    -------------
Stop & Shop                                             (1.3)%           (0.8)%
Giant-Landover                                          (2.5)%           (2.0)%
Giant-Carlisle                                           2.9%             5.1%
Tops                                                    (6.5)%           (5.5)%
Albert Heijn                                             3.0%
Central Europe Arena                                    (5.6)%
                                                -------------

   1.  Net sales from exactly the same stores in local currency.
   2.  Identical sales plus net sales from replacement stores in local currency.

OPERATING MARGIN(1)

                                                   Q1 2006         Q1 2005
                                                ------------    -------------
Stop & Shop/Giant-Landover Arena                         5.7%             6.1%
Giant-Carlisle/Tops Arena                                2.7%             2.7%
Albert Heijn Arena                                       4.9%             4.5%
Central Europe Arena                                     2.9%            (3.0%)
Schuitema                                                3.2%             2.9%
                                                ------------    -------------
Total Retail                                             4.6%             4.4%
                                                ------------    -------------
USF Broadline                                            1.7%             0.5%
North Star Foodservice                                  (1.0%)           (0.7%)
                                                ------------    -------------
U.S. Foodservice                                         1.4%             0.4%
                                                ------------    -------------

   1. For a discussion of operating income, see note 3 to the interim financial statements included in this report.

EBITDA

                                         Q1 2006     Q1 2005     % CHANGE
                                        ---------   ---------   ----------
Stop & Shop/Giant-Landover Arena              369         365          1.1%
Giant-Carlisle/Tops Arena                      79          83         (4.8)%
Albert Heijn Arena                            145         131         10.7%
Central Europe Arena                           38           5        660.0%
Schuitema                                      47          41         14.6%
                                        ---------   ---------   ----------
Total Retail                                  678         625          8.5%

USF Broadline                                 108          50        116.0%
North Star Foodservice                         (3)         (2)       (50.0)%
                                        ---------   ---------   ----------
U.S. Foodservice                              105          48        118.8%

Group Support Office                          (34)        (46)        26.1%
                                        ---------   ---------   ----------
                                              749         627         19.5%

Share in income of joint ventures and
 associates                                    34          26         30.8%
Income from discontinued operations            (1)         14       (107.1)%

                                        ---------   ---------   ----------
Total EBITDA                                 782         667         17.2%
                                        =========   =========   ==========

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the interim financial statements included in this report.

STORE PORTFOLIO(1)

                                                        Q1 2006
                                         ------------------------------------
                                         OPENINGS   CLOSINGS   END OF QUARTER
                                         --------   ---------  --------------
Stop & Shop/Giant-Landover Arena                7          4             576
Giant-Carlisle/Tops Arena                       1         21             247
Albert Heijn Arena(2)                          14          8           1,657
Central Europe Arena                            7          1             508
Schuitema                                       2          1             463
                                         --------   ---------  --------------
Total Retail                                   31         35           3,451
                                         --------   ---------  --------------

   1.  Including franchise stores and associated stores.
   2. Number of stores at the end of the quarter includes 945 specialty stores (Etos and Gall & Gall).

NET DEBT

                                               APRIL 23,     JANUARY 1,
                                                 2006          2006         % CHANGE
                                              ----------    -----------    ---------
Loans                                              4,753          4,867
Finance lease liabilities                          1,291          1,298
Cumulative preferred financing shares                666            666
                                              ----------    -----------    ---------
Non-current portion of long-term debt              6,710          6,831         (1.8%)

Loans, short-term borrowings and finance
lease liabilities - current portion                  838            917
                                              ----------    -----------    ---------
Gross Debt                                         7,548          7,748         (2.6%)

Less: cash and cash equivalents(1), (2)            1,858          2,228        (16.6%)
                                              ----------    -----------    ---------
Net Debt                                           5,690          5,520          3.1%
                                              ==========    ===========    =========

   1. Until the first quarter of 2006, cash on hand was excluded from cash and cash equivalents in the calculation of net debt. As of the first quarter of 2006 total cash and cash equivalents is deducted from gross debt to arrive at net debt. Net debt as of January 1, 2006 has been adjusted accordingly. Cash and cash equivalents includes cash on hand of EUR 326 and EUR 391 as of April 23, 2006 and January 1, 2006, respectively.
   2. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 424 and EUR 517 as of April 23, 2006 and January 1, 2006, respectively.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the first quarter of 2006 and 2005, respectively:

                                                  DEPRECIATION                      NET                      NET
                                       EBITDA         AND          OPERATING     FINANCIAL     INCOME       INCOME
                                       Q1 2006    AMORTIZATION       INCOME       EXPENSE       TAXES      Q1 2006
                                     ---------   --------------   ------------   ---------   ----------   ---------
Stop & Shop/Giant-Landover Arena           369             (134)           235
Giant-Carlise/Tops Arena                    79              (38)            41
Albert Heijn Arena                         145              (43)           102
Central Europe Arena                        38              (22)            16
Schuitema                                   47              (17)            30
                                     ---------   --------------   ------------
Total retail                               678             (254)           424

USF Broadline                              108              (36)            72
North Star Foodservice                      (3)              (3)            (6)
                                     ---------   --------------   ------------
U.S. Foodservice                           105              (39)            66

Group Support Office                       (34)              (1)           (35)
                                     ---------   --------------   ------------   ---------   ----------   ---------
                                           749             (294)           455        (173)         (72)        210
Share in income of joint ventures
and associates                              34                                                                   34
Income from discontinued operations         (1)                                                                  (1)

                                     =========   ==============                  =========   ==========   =========
Ahold Group                                782             (294)                      (173)         (72)        243
                                     =========   ==============                  =========   ==========   =========


                                                  DEPRECIATION                      NET                      NET
                                       EBITDA         AND          OPERATING     FINANCIAL     INCOME       INCOME
                                       Q1 2005    AMORTIZATION       INCOME       EXPENSE       TAXES      Q1 2006
                                     ---------   --------------   ------------   ---------   ----------   ---------
Stop & Shop/Giant-Landover Arena           365             (130)           235
Giant-Carlise/Tops Arena                    83              (43)            40
Albert Heijn Arena                         131              (41)            90
Central Europe Arena                         5              (17)           (12)
Schuitema                                   41              (14)            27
                                     ---------   --------------   ------------
Total retail                               625            (245)            380

USF Broadline                               50              (30)            20
North Star Foodservice                      (2)              (2)            (4)
                                     ---------   --------------   ------------
U.S. Foodservice                            48              (32)            16

Group Support Office                       (46)              (4)           (50)
                                     ---------   --------------   ------------   ---------   ----------   ---------
                                           627             (281)           346        (212)         (35)         99
Share in income of joint ventures
and associates                              26                                                                   26
Income from discontinued operations         14                                                                   14

                                     =========   ==============                  =========   ==========   =========
Ahold Group                                667             (281)                      (212)         (35)        139
                                     =========   ==============                  =========   ==========   =========



                                                                                                                19

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

This interim financial report includes the following non-GAAP financial measures:

1.   Identical sales.
     Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight into the operating performance of Ahold's retail segments.

2.   Comparable sales.
     Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail segments.

3.   EBITDA.
     EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.   Net debt.
     Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                              First quarter 2006
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this interim financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the general increase in food retail net sales in the fourth quarter of each year; statements as to the expected recognition of the cumulative impact of the adoption of new accounting policies; statements regarding the transfer of the remaining approximately 15% of the Disco shares; statements as to the expected impact of vendor allowances at U.S. Foodservice; statements as to expected divestments of stores; statements regarding expectations with respect to the settlement of the securities class action, including the expected timing for funding the remaining amount of the settlement; and statements regarding the acquisition of Konmar stores, including the expected timing of the completion of the acquisition. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as any inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, Ahold's ability to predict future purchasing activity, that court approval of the class action settlement might be successfully reversed on appeal or that a request for consideration will be granted, the actions of Ahold's shareholders, including their acceptance of the class action settlement, any unexpected delays in connection with the completion of the Konmar transaction, including any inability to satisfy the closing conditions thereof, Ahold's liquidity needs exceeding expected levels, fluctuations in exchange rates or interest rates, any actions taken by courts, government regulators and law enforcement agencies, Ahold's ability to defend itself and/or its affiliates or former affiliates in any litigation, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these interim financial statements. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these interim financial statements, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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